Exhibit 99.1

QTREX Proprietary Quantum Interconnect Platform Exceeds Performance Requirements Established by Strategic Partners

Ness Ziona, Israel, July 31, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) ("QTREX" or the "Company") a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure today announced that its proprietary printed coaxial quantum interconnect platform exceeded the RF performance requirements, as explained below, established by the Company’s strategic partners as part of the qualification process.

This validation marks an important milestone in QTREX’s research, development and commercialization program. The characterization protocol incorporated stringent RF performance thresholds provided through these engagements, and the measured results exceeded them across key performance parameters, addressing growing interest from multiple companies across the quantum hardware ecosystem evaluating QTREX’s proprietary connectivity technology.

The RF characterization measured the performance of QTREX’s proprietary coaxial shielding architecture across the following critical parameters:

Continuous Broadband Transmission: Continuous operation from 10 MHz through 20 GHz with no observed resonance, notch or discontinuity across the measured channels.

Industry-Leading Isolation: Crosstalk suppression was strictly maintained at a minimum of 68 dB below the source signal across the entire measured band.

Picosecond-Level Precision: Tight channel matching with an average channel-to-channel skew above 1 GHz of only 4.4 picoseconds. Group delay measured between 1.020 and 1.022 nanoseconds, representing just a 2-picosecond spread in absolute delay.

Manufacturing Consistency: The measured channels demonstrated highly consistent electrical performance, with average insertion-loss variation of only 0.33 dB, characteristic impedance varying by less than 0.3 ohms, and forward and reverse transmission measurements agreeing to within 0.06 dB.

These capabilities address a scalability requirement as quantum computing systems require increasing numbers of control and readout channels to operate simultaneously within dense, space-constrained hardware environments.

“Quantum processors cannot scale without equally advanced infrastructure to connect, control and read them,” said Dagi Ben-Noon, Chief Executive Officer of QTREX. “By exceeding these externally defined performance requirements, the results remove a critical technical barrier and validate the readiness of our proprietary platform for commercial application development. To the best of our knowledge, no directly comparable interconnect platform currently offers this combination of isolation, timing precision and integrated architecture, placing QTREX in a category of its own within the emerging quantum connectivity market.”

High-density quantum systems face significant scalability challenges as growing numbers of control and readout channels increase the risk of unwanted coupling, timing mismatch and system complexity. QTREX’s integrated architecture is designed to address these constraints and support the development of application-specific connectivity components for quantum processors, cryogenic control and readout systems, and other advanced high-frequency applications. The successful validation is expected to advance the Company’s existing strategic engagements and provide a stronger technical foundation for evaluation, product-definition and development programs with the quantum computing industry.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its platform and architecture capabilities, characteristics and qualifications; collaborating partner’s success and outcomes; progress of its research, development and commercialization program; its ability to address growing interest from companies across the quantum hardware ecosystem; its ability to address scalability requirements and remove technical barriers; its readiness for commercial application development and application-specific product development; the establishment of a category-defining technological position in quantum connectivity; the non-existence of directly comparable interconnect platform in the market today; and that the validation described will advance the company’s existing engagements and provide a stronger technical foundation for evaluation, product-definition and development programs with the quantum industry. . Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485